CPS Technologies Corporation
Chuck Griffith, Chief Financial Officer
111 South Worcester Street
Norton, MA 02766
Telephone: (508) 222-0614
Web Site:  www.alsic.com

CPS TECHNOLOGIES CORPORATION ANNOUNCES SECOND QUARTER 2019 RESULTS

Norton, Massachusetts, July 31, 2019. CPS Technologies Corporation (NASDAQ:CPSH) today announced revenues of $6.4 million and operating income of $258 thousand for the quarter ended June 29, 2019.  For the six months ending June 29, 2019, revenues are $11.6 million with an operating loss of $486 thousand. This compares with revenues of $5.2 million and an operating loss of $326 thousand for the quarter ended June 30, 2018.  For the six months ending June 30, 2018 revenues were $9.4 million with an operating loss of $1.1 million.

Grant Bennett, President and CEO, said: “Revenues were up in the second quarter due to almost equal increases in AlSiC products and hermetic packages.  Within the AlSiC products, a meaningful portion of the increase was the result of shipments of a new component to a defense contractor.   The new product for a defense contractor is project-based; it will generate revenue in the future periodically but is not in continuous production.  It does illustrate our continued deeper penetration into the defense electronics sector where we believe there are significant additional opportunities.

The gross margin percentage in the second quarter 2019 was 18% raising the year to date gross margin to 11%.  Last year the gross margin for the second quarter was 11% with a year to date gross margin of 8%.   The increase in gross margins is a result primarily of changes in product mix, and secondarily improved efficiencies.”

Mr. Bennett continued, “We are making good progress in bringing in new defense electronics opportunities, which is one of our strategic objectives.  Doing so also contributes positively to another strategic objective, reducing customer concentration.  A majority of our revenues today come from exports, and although most fundamentals remain solid, we are starting to see trade tensions become of greater concern to our customers, and at least in China, directly affect sourcing decisions.  These same tensions exist to a lesser degree in Europe, creating an environment of greater uncertainty.”

 The Company will be hosting its first quarter conference call with investors at 4:30pm on Wednesday, July 31. Those interested in participating in the conference call should dial:

Call in Number: 1-855-863-0441

Conference ID: 6388524

About CPS
CPS Technologies Corporation is a global leader in producing metal-matrix composite components used to improve the reliability and performance of various electrical systems.  CPS products are used in motor controllers for hybrid and electric vehicles, high-speed trains, subway cars and wind turbines.  They are also used as heatspreaders in internet switches, routers and high-performance microprocessors.  CPS also develops and produces metal-matrix composite armor.

Safe Harbor
Statements made in this document that are not historical facts or which apply prospectively, including those relating to 2019 financial results, are forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by the use of terms and phrases such as "will," "intends," "believes," "expects," "plans," "anticipates" and similar expressions. Investors should not rely on forward looking statements because they are subject to a variety of risks and uncertainties and other factors that could cause actual results to differ materially from the company's expectation. Additional information concerning risk factors is contained from time to time in the company's SEC filings, including its Annual Report on Form 10-K and other periodic reports filed with the SEC. Forward-looking statements contained in this press release speak only as of the date of this release. Subsequent events or circumstances occurring after such date may render these statements incomplete or out of date. The company expressly disclaims any obligation to update the information contained in this release.

CPS TECHNOLOGIES CORPORATION
STATEMENT OF OPERATIONS (Unaudited)

	---Quarter Ended---
	June 29,	June 30,
	2019	2018

Total Revenues	$6,366,951	$4,155,004
Cost of Sales	5,191,964	4,011,131
Gross Margin	1,174,987	143,873
Operating Expenses	917,079	908,117
Operating Income (loss)	257,908	(764,244)
Other income, net	(7,310)	58
Income (loss) before taxes	250,598	(764,186)
Income tax provision (benefit)	—	(190,000)
Net income (loss)	250,598	($574,186)
Net income (loss) per common share	$0.02	$(0.04)
Weighted average basic common shares outstanding	13,206,069	13,203,436

CPS TECHNOLOGIES CORPORATION
BALANCE SHEET (Unaudited)

	June 29,	Dec. 29,
	2019	2018
Assets

Current assets:
Cash and cash equivalents	$161,601	$628,804
Accounts receivable, net	4,110,388	3,053,091
Inventories, net	2,900,900	3,192,933
Prepaid expenses	220,642	156,338
Total current assets	7,393,531	7,031,166

Property and equipment, net	1,160,828	1,273,186
Right-of-use lease asset	241,000	—
Deferred taxes	186,747	186,747
Total assets	$8,982,106	$8,491,099

Liabilities and Stockholders' Equity

Current liabilities:
Line of credit	$800,000	$ ----
Accounts payable	1,685,082	1,680,263
Accrued expenses	826,471	975,315
Current portion lease liability	148,000	—
Total current liabilities	3,459,553	2,655,578

Long term lease liability	93,000	—

Stockholders' equity	5,429,553	5,835,521
Total liabilities and stockholders' equity	$8,982,106	$8,491,099